EXHIBIT 99.4

October     , 2007

Board of Directors

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

Board of Directors

DARA BioSciences, Inc.

4505 Falls of the Neuse Road

Raleigh, North Carolina 27609

Letter Agreement Regarding Shares

Ladies and Gentlemen:

I, the undersigned stockholder of DARA BioSciences, Inc., intending to be legally bound, hereby agree with Point Therapeutics, Inc., a Delaware corporation (“Point”) and DARA BioSciences, Inc., a Delaware corporation (“DARA”) as follows in order to induce Point and DARA to enter into that certain Agreement and Plan of Merger, dated as of October 9, 2007 (the “Agreement”), by and among DARA, Point and DP Acquisition Corp., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub shall be merged with and into DARA resulting in DARA becoming a wholly-owned subsidiary of Point (the “Merger”).

1. Agreement to Vote Shares. Subject to Paragraph 2 hereof, at every meeting of the stockholders of DARA called with respect to the following actions, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of DARA with respect to the following actions, or in any other circumstances upon which a vote, consent or other approval with respect to the following actions is sought, I agree to vote all outstanding shares of the DARA Common Stock and DARA Series A Preferred Stock and DARA Series B Preferred Stock that I hold of record and beneficially, and any additional outstanding shares of the DARA Common Stock and DARA Series A Preferred Stock and DARA Series B Preferred Stock that I hold of record and beneficially as of the relevant record date (the “Shares”), in person or by proxy, in favor of approval of the conversion of the DARA Series A Preferred Stock and DARA Series B Preferred Stock to Point Common Stock and the Merger Agreement and any other actions contemplated thereby.

2. Exceptions. Notwithstanding the provisions of Paragraph 1 above, I will have no obligation to vote any of my Shares pursuant to Paragraph 1 hereof unless:

(a) there shall not be in effect, on the date of the vote taken with respect to the Merger, any statute, rule, regulation, order or injunction of a court of competent jurisdiction which prohibits, restricts or makes illegal the consummation of the Merger; and

(b) the Registration Statement to be filed with the SEC by Point under the Securities Act to register the shares of the Point Common Stock to be issued in the Merger shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

3. Limitation. I agree that I will retain at all times the right to vote my Shares in my sole discretion on all matters, other than those set forth in Paragraph 1 hereof, that are at any time or from time to time presented for consideration by the Company’s stockholders generally.

4. No Other Voting Agreements. I agree that I will not, nor will I permit any entity under my control to, deposit any of my Shares in a voting trust or subject any of my Shares, directly or indirectly, to any arrangement with respect to the voting of the Shares in any manner inconsistent with this Letter Agreement.

5. Transfer Restrictions. I agree that, between the date of this Letter Agreement and the closing date of the Merger, I will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise (including any transfer by operation of law or by will or by the laws of descent and distribution), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, assignment or other disposition of, any of my Shares, except to a person who is a party to an agreement with DARA and Point in the form of this Letter Agreement.

I further agree that I will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, $0.01 per share par value, of Point (the “Common Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock which may be deemed to be beneficially owned by me in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the periods below (collectively, the “Restriction Period”):

(i) the six months following the closing date of the Merger; and

(ii) the six months following the period in subparagraph (i) above, provided that, during such second six-month period, the restrictions of this section shall not apply to an aggregate amount of Common Stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

In furtherance of the foregoing, Point, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

6. Capacity. I agree that I am executing this Letter Agreement solely in my capacity as a stockholder of DARA. Nothing contained in this Letter Agreement shall limit or otherwise affect the conduct or exercise of my fiduciary duties as an officer or director of DARA.

7. Specific Performance. I agree that irreparable damage would occur in the event any of the provisions of this Letter Agreement were not performed in accordance with the terms hereof, and DARA and Point each shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

8. Further Assurances. I agree that I will, from time to time, take such actions and execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as DARA or Point may reasonably request for the purpose of effectively carrying out the purposes of this Letter Agreement.

9. Consent and Waiver. I hereby give any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which I am a party as a stockholder of DARA or pursuant to any rights I may have as a stockholder of DARA.

10. Entire Agreement; Binding Effect. This Letter Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the successors, assigns, heirs, executors and personal representatives (as applicable) of the parties hereto.

11. Governing Law. This Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

12. Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

13. Termination. This Letter Agreement shall terminate and have no further force or effect as of the earlier to occur of (a) such date and time as the Restriction Period ends, or (b) such date and time as the Agreement shall have been terminated in accordance with Article IX thereof.

[The next page is the signature page.]

Very truly yours,

Dated: October , 2007	Name:

[Signature]

Point Therapeutics, Inc.

By:
Name:
Title:

DARA BioSciences, Inc.

By:
Name:
Title:

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